FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

people and optimising their ideas, abilities and differences.

Oversight of our diversity and inclusion agenda and related activities resides with executives on the Group Diversity Committee, complemented by the Group People Committee and local People/Diversity Committees.

Employee development

The development of employees in both developed and emerging markets is essential to the future strength of our business. We have implemented a systematic approach to identifying, developing and deploying talented employees to ensure an appropriate supply of high calibre individuals with the values, skills and experience for current and future senior management positions.

In 2013, we continued to build global consistency across our learning curricula and to improve the relevance and quality of learning programmes. We have endeavoured to achieve a standard of excellence focusing on leadership, values and technical capability.

Employment of disabled persons

We believe in providing equal opportunities for all employees. The employment of disabled persons is included in this commitment and the recruitment, training, career development and promotion of disabled persons is based on the aptitudes and abilities of the individual. Should employees become disabled during their employment with us, efforts are made to continue their employment and, if necessary, appropriate training and reasonable equipment and facilities are provided.

Health and safety

HSBC is committed to providing a safe and healthy environment for our employees, customers and visitors and pro-actively managing the health and safety risks associated with our business. Our objectives include compliance with health and safety laws in the countries in which we operate, identifying, removing, reducing or controlling material health and safety risks, reducing the likelihood of fires, dangerous occurrences and accidents to employees, customers and visitors.

The Corporate Real Estate department within HSBC has overall responsibility for health and safety and has set global health and safety policies and standards for use wherever in the world HSBC operates. Achieving these policies and standards is the responsibility of the country Chief Operating Officer.

In terms of physical and geopolitical risk, Global Security and Fraud Risk provide regular security risk assessments to assist management in judging the level of terrorist and violent criminal threat. Regional Security and Fraud Risk functions conduct biannual security reviews of all Group critical buildings to ensure measures to protect our staff, buildings, assets and information are appropriate to the level of threat.

HSBC remains committed to the effective management of health and safety and protecting employees, customers and visitors to HSBC.

Remuneration policy

The quality and commitment of our employees is fundamental to our success and accordingly the Board aims to attract, retain and motivate the very best people. As trust and relationships are vital in our business our goal is to recruit those who are committed to making a long-term career with the organisation.

HSBC's reward strategy supports this objective through balancing both short-term and sustainable performance. Our reward strategy aims to reward success, not failure, and be properly aligned with our risk framework and related outcomes. In order to ensure alignment between remuneration and our business strategy, individual remuneration is determined through assessment of performance delivered against both annual and long-term objectives summarised in performance scorecards as well as adherence to the HSBC Values of being 'open, connected and dependable' and acting with 'courageous integrity'. Altogether, performance is judged, not only on what is achieved over the short and long term, but also on how it is achieved, as the latter contributes to the sustainability of the organisation.

The financial and non-financial measures incorporated in the annual and long-term scorecards are carefully considered to ensure alignment with the long-term strategy of the Group.

Further information on the Group's approach to remuneration is given on page 378.

Employee share plans

Share options and discretionary awards of shares granted under HSBC share plans align the interests of employees with those of shareholders. The tables on the following pages set out the particulars of outstanding options, including those held by employees working under employment contracts that are regarded as 'continuous contracts' for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the year.

A summary for each plan of the total number of the options which were granted, exercised or lapsed during 2013 is shown in the following tables. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com by selecting 'Investor Relations', then 'Governance', then 'Share Plans', and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk or can be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ. Particulars of options held by Directors of HSBC Holdings are set out on page 403.

Note 7 on the Financial Statements gives details on share-based payments, including discretionary awards of shares granted under HSBC share plans.

All-employee share plans

All-employee share option plans have operated within the Group and eligible employees have been granted options to acquire HSBC Holdings ordinary shares. Options under the plans are usually exercisable after one, three or five years. The exercise of options may be advanced to an earlier date in certain circumstances, for example on retirement, and may be extended in certain circumstances, for example on the death of a participant, the executors of the participant's estate may exercise options up to six months beyond the normal exercise period. The middle market closing price for HSBC Holdings ordinary shares quoted on the London Stock Exchange, as derived from the Daily Official List on 19 September 2013, the day before options were granted in 2013, was £6.99.

There will be no further grants under the HSBC Holdings Savings-Related Share Option Plan: International. A new international all-employee share purchase plan was launched in the third quarter of 2013. The all-employee share option plans will terminate on 27 May 2015 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings All-employee Share Option Plans

						HSBC Holdings ordinary shares
Dates of awards		Exercise price		Exercisable		At	Granted	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	during year	during year	during year	31 Dec 2013

Savings-Related Share Option Plan1
25 Apr 2007	20 Sep 2013	(£) 3.3116	(£) 6.1760	1 Aug 2012	1 May 2019	54,976,065	8,679,304	4,863,212	4,841,271	53,950,886

Savings-Related Share Option Plan: International2
25 Apr 2007	24 Apr 2012	(£) 3.3116	(£) 6.1760	1 Aug 2012	1 Feb 2018	17,468,737	-	5,552,255	1,894,032	10,022,450

25 Apr 2007	24 Apr 2012	(US$) 4.8876	(US$) 12.0958	1 Aug 2012	1 Feb 2018	6,488,894	-	1,218,127	1,273,698	3,997,069

25 Apr 2007	24 Apr 2012	(€) 3.6361	(€) 9.0818	1 Aug 2012	1 Feb 2018	2,180,263	-	434,028	171,583	1,574,652

25 Apr 2007	24 Apr 2012	(HK$) 37.8797	(HK$) 94.5057	1 Aug 2012	1 Feb 2018	31,637,840	-	5,900,170	1,522,329	24,215,341

1 The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.20.
2 The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.30.

Discretionary Share Option Plans

There have been no grants of discretionary share options under employee share plans since 30 September 2005.

		Exercise				HSBC Holdings ordinary shares
Dates of awards		price (£)		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	during year	during year	31 Dec 2013

HSBC Holdings Group Share Option Plan1,2
2 May 2003	20 Apr 2005	6.0216	7.9606	2 May 2006	20 Apr 2015	87,172,923	17,594,891	14,552,164	55,025,868

HSBC Share Plan1
30 Sep 2005		7.9911		30 Sep 2008	30 Sep 2015	86,046	-	-	86,046

1 The HSBC Holdings Group Share Option Plan expired on 26 May 2005 and the HSBC Share Plan expired on 27 May 2011. No options have been granted under the Plan since that date.
2 The weighted average closing price of the shares immediately before the dates on which options were exercised was £7.11.

Subsidiary company share plans

HSBC Bank Bermuda

Upon the acquisition of HSBC Bank Bermuda Limited ('HSBC Bank Bermuda') in 2004, all outstanding options over HSBC Bank Bermuda shares were converted into options to acquire HSBC Holdings ordinary shares using an exchange ratio calculated by dividing US$40 (being the consideration paid for each HSBC Bank Bermuda share) by the average price of HSBC Holdings ordinary shares over the five-day period to the completion of the acquisition. The exercise price payable for each option was adjusted using the same exchange ratio.

Details of options to acquire shares in HSBC Holdings under the share plans of HSBC Bank Bermuda are set out in the following table. No further options will be granted under the share plans of HSBC Bank Bermuda.

HSBC Bank Bermuda

		Exercise				HSBC Holdings ordinary shares
Dates of awards		price (US$)		Exercisable		At	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2013	during year	during year	31 Dec 2013

Share Option Plan 2000
4 Feb 2003	21 Apr 2003	9.32	10.33	4 Feb 2004	21 Apr 2013	149,924	-	149,924	-

Other required disclosures

Further information about share capital, directors' interests, dividends and shareholders is set out in the Appendix to this section on page 372.

Annual General Meeting

All Directors listed on pages 330 to 335 attended the Annual General Meeting in 2013, with the exception of Marc Moses and Sir Jonathan Evans who were appointed Directors on 1 January 2014 and 6 August 2013 respectively, and Kathleen Casey who will be appointed a Director with effect from 1 March 2014.

Our Annual General Meeting in 2014 will be held at the Barbican Hall, Barbican Centre, London EC2 on 23 May 2014 at 11.00am.

An informal meeting of shareholders will be held at 1 Queen's Road Central, Hong Kong on 19 May 2014 at 4.30pm.

Resolutions to receive the Annual Report and Accounts 2013, approve the Directors' Remuneration Report, HSBC's remuneration policy and an increase in the maximum variable component of remuneration under CRD IV from 100% to 200% of the fixed component of remuneration, elect or re-elect Directors and reappoint KPMG Audit Plc as auditor will be submitted to the Annual General Meeting. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board has recommended that KPMG Audit Plc be reappointed. Resolutions will also be submitted to the Annual General Meeting to renew the authorities for the allotment of shares, the disapplication of pre-emption rights and the purchase of ordinary shares, seek an authority for the creation and issue of convertible securities and approve general meetings (other than Annual General Meetings) being called on a minimum of 14 clear days' notice.

A live webcast of the Annual General Meeting will be available on www.hsbc.com. A recording of the proceedings will be available shortly after the conclusion of the Annual General Meeting until 30 June 2014 on www.hsbc.com.

On behalf of the Board
D J Flint, Group Chairman            24 February 2014
HSBC Holdings plc
Registered number 617987

Appendix to Report of the Directors Other required disclosures

Share capital

Issued share capital

The nominal value of our issued share capital paid up at 31 December 2013 was US$9,415,018,019.50 divided into 18,830,007,039 ordinary shares of US$0.50 each, 1,450,000 non-cumulative preference shares of US$0.01 each and 1 non-cumulative preference share of £0.01.

The percentage of the nominal value of our total issued share capital paid up at 31 December 2013 represented by the ordinary shares of US$0.50 each, non-cumulative preference shares of US$0.01 each and the non-cumulative preference share of £0.01 was approximately 99.9998%, 0.0002%, and 0%, respectively.

Rights and obligations attaching to shares

The rights and obligations attaching to each class of shares in our share capital are set out in our Articles of Association subject to certain rights and obligations that attach to each class of preference share as determined by the Board prior to allotment of the relevant preference shares. Set out below is a summary of the rights and obligations attaching to each class of shares with respect to voting, dividends, capital and, in the case of the preference shares, redemption.

To be registered, a transfer of shares must be in relation to shares which are fully paid up and on which we have no lien and to one class of shares denominated in the same currency. The transfer must be in favour of a single transferee or no more than four joint transferees and it must be duly stamped (if required). The transfer must be delivered to our registered office or our Registrars accompanied by the certificate to which it relates or such other evidence that proves the title of the transferor.

If a shareholder or any person appearing to be interested in our shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information from any person whom we know or have reasonable cause to believe to be interested in the shares) and has failed in relation to any shares (the 'default shares') to supply the information requested within the period set out in the notice, then the member, unless the Board otherwise determines, is not entitled to be present at or to vote the default shares at any general meeting or to exercise any other right conferred by being a shareholder. If the default shares represent at least 0.25% in nominal value of the issued shares of that class, unless the Board otherwise determines, any dividend shall be withheld by the Company without interest, no election may be made for any scrip dividend alternative, and no transfer of any shares held by the member will be registered except in limited circumstances.

Ordinary shares

Subject to the Companies Act 2006 and the Articles HSBC Holdings may, by ordinary resolution, declare dividends to be paid to the holders of ordinary shares, though no dividend shall exceed the amount recommended by the Board. The Board may pay interim dividends as appears to the Board to be justified by the profits available for distribution. All dividends shall be apportioned and paid proportionately to the percentage of the nominal amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly. Subject to the Articles, the Board may, with the prior authority of an ordinary resolution passed by the shareholders and subject to such terms and conditions as the Board may determine, offer to any holders of ordinary shares the right to elect to receive ordinary shares of the same or a different currency, credited as fully paid, instead of cash in any currency in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution. At the 2012 Annual General Meeting shareholders gave authority to the Directors to offer a scrip dividend alternative until the earlier of the conclusion of the Annual General Meeting in 2017 or 24 May 2017.

Further information on the policy adopted by the Board for paying interim dividends on the ordinary shares can be found on page 567.

Preference shares

There are three classes of preference shares in the share capital of HSBC Holdings, non-cumulative preference shares of US$0.01 each (the 'Dollar Preference Shares'), non-cumulative preference shares of £0.01 each (the 'Sterling Preference Shares') and non-cumulative preference shares of €0.01 (the 'Euro Preference Shares'). The Dollar Preference Shares in issue are Series A Dollar Preference Shares and the Sterling Preference Share in issue is a Series A Sterling Preference Share. There are no Euro Preference Shares in issue.

Dollar Preference Shares

Holders of the Dollar Preference Shares are only entitled to attend and vote at general meetings if any dividend payable on the relevant preference shares in respect of such period as the Board shall determine prior to allotment thereof is not paid in full or in such other circumstances, and upon and subject to such terms, as the Board may determine prior to allotment of the relevant preference shares. In the case of the Dollar Preference Shares in issue at 24 February 2014 the relevant period determined by the Board is four consecutive dividend payment dates. Whenever holders of the Dollar Preference Shares are entitled to vote on a resolution at a general meeting, on a show of hands every such holder who is present in person or by proxy shall have one vote and on a poll every such holder who is present in person or by proxy shall have one vote per preference share held by him or her or such number of votes per share as the Board shall determine prior to allotment of such share.

Subject to the Articles of Association, holders of the Dollar Preference Shares have the right to a non-cumulative preferential dividend at such rate, on such dates and on such other terms and conditions as may be determined by the Board prior to allotment thereof in priority to the payment of any dividend to the holders of ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other preference shares in issue and any other shares expressed to rank pari passu therewith as regards income; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards income). A dividend of US$62 per annum is payable on each Dollar Preference Share in issue at 24 February 2014. The dividend is paid at the rate of US$15.50 per quarter at the sole and absolute discretion of the Board.

A dividend will not be declared or paid on the Dollar Preference Shares if payment of the dividend would cause HSBC Holdings not to meet the applicable capital adequacy requirements of the PRA or the profit of HSBC Holdings available for distribution as dividends is not sufficient to enable HSBC Holdings to pay in full both dividends on the relevant preference shares and dividends on any other shares that are scheduled to be paid on the same date and that have an equal right to dividends. Dividends will not be declared or paid on any class of shares of HSBC Holdings ranking lower in the right to dividends than the Dollar Preference Shares nor redeem nor purchase in any manner any of its other shares ranking equal with or lower than the Dollar Preference Shares unless it has paid in full, or set aside an amount to provide for payment in full, the dividends on the Dollar Preference Shares for the then-current dividend period.

The Dollar Preference Shares carry no rights to participate in the profits or assets of HSBC Holdings other than as set out in the Articles of Association and subject to the Companies Act 2006, do not confer any right to participate in any offer or invitation by way of rights or otherwise to subscribe for additional shares in HSBC Holdings, do not confer any right of conversion and do not confer any right to participate in any issue of bonus shares or shares issued by way of capitalisation of reserves.

Subject to the relevant insolvency laws and the Articles of Association of HSBC Holdings, holders of the Dollar Preference Shares have the right in a winding up of HSBC Holdings to receive out of the assets of HSBC Holdings available for distribution to its shareholders, in priority to any payment to the holders of the ordinary shares and any other class of shares of HSBC Holdings in issue (other than (i) the other relevant preference shares and any other shares expressed to rank pari passu there with as regards repayment of capital; and (ii) any shares which by their terms rank in priority to the relevant preference shares as regards repayment of capital), a sum equal to any unpaid dividend on the Dollar Preference Shares which is payable as a dividend in accordance with or pursuant to the Articles of Association and the amount paid up or credited as paid up on the Dollar Preference Shares together with such premium (if any) as may be determined by the Board prior to allotment thereof. In the case of the Dollar Preference Shares in issue at 24 February 2014, the premium is US$999.99 per Dollar Preference Share.

The Dollar Preference Shares may be redeemed in accordance with the Articles of Association and the terms on which Dollar Preference Shares were issued and allotted. In the case of the Dollar Preference Shares in issue at 24 February 2014, HSBC Holdings may redeem such shares in whole at any time on or after 16 December 2010, subject to the prior consent of the PRA.

Sterling Preference Shares

The Sterling Preference Shares carry the same rights and obligations under the Articles of Association as the Dollar Preference Shares, save in respect of certain rights and obligations that attach to Sterling Preference Shares to be determined by the Board prior to allotment of the relevant preference shares and the timing and payment of proceeds from the redemption of each class of share. The one Sterling Preference Share in issue at 24 February 2014 carries the same rights and obligations as the Dollar Preference Shares in issue at 24 February 2014 to the extent described in the section above save as follows:

1. the holder of the Sterling Preference Share is not entitled to attend or vote at general meetings;
2. the Sterling Preference Share may be redeemed in whole on any date as may be determined by the Board; and
3. the exceptions to the circumstances in which a dividend will not be declared or paid do not apply.

A dividend of £0.04 per annum is payable on the Sterling Preference Share in issue at 24 February 2014. The dividend is paid at the rate of £0.01 per quarter at the sole and absolute discretion of the Board.

Euro Preference Shares

The Euro Preference Shares carry the same rights and obligations under the Articles of Association as the Dollar Preference Shares, save in respect of certain rights and obligations that attach to Euro Preference Shares which are to be determined by the Board prior to allotment of the relevant preference shares and the timing and payment of proceeds from the redemption of each class of share.

Share capital during 2013

The following events occurred during the year in relation to the ordinary share capital of HSBC Holdings:

Scrip dividends

	HSBC Holdings ordinary shares issued		Aggregate nominal value	Market value per share
Issued in lieu of	On	Number	US$	US$	£

Fourth interim dividend for 2012 ......	8 May 2013	50,730,560	25,365,280	10.6452	7.0182
First interim dividend for 2013 ..........	11 July 2013	14,989,132	7,494,566	11.1545	7.4126
Second interim dividend for 2013 ......	9 October 2013	89,435,788	44,717,894	10.6401	6.8646
Third interim dividend for 2013 ........	11 December 2013	78,809,402	39,404,701	10.9669	6.8202

All-Employee share plans

	Number	Aggregate nominal value		Exercise price
		US$		from	to
HSBC Holdings savings-related share option plans
HSBC ordinary shares issued in £ ...................................	10,415,467	5,207,734		£3.3116	7.2869
HSBC ordinary shares issued in HK$ ..............................	5,900,170	2,950,085	HK$	37.8797	63.9864
HSBC ordinary shares issued in US$ ...............................	1,218,1277	609,064	US$	4.8876	11.8824
HSBC ordinary shares issued in € ...................................	434,028	217,014		€3.6361	7.5571
Options over HSBC ordinary shares lapsed ....................	9,702,913	4,851,457
Options over HSBC ordinary shares granted in response to approximately 15,000 applications from HSBC employees in the UK on 20 September 2013 ..............................	8,679,304	4,339,652

Plan d'Epargne
HSBC ordinary shares issued for the benefit of non-UK resident employees of HSBC France and its subsidiaries ..	1,970,877	985,439		€6.6368

Discretionary share incentive plans

	HSBC Holdings ordinary shares	Aggregate nominal value	Exercise price		Options
	issued	US$	from (£)	to (£)	lapsed
Options exercised under:
The HSBC Holdings Group Share Option Plan .........	17,594,891	8,797,446	6.0216	7.0848	9,939,310

HSBC share plans

	HSBC Holdings ordinary shares	Aggregate nominal value	Market value per share
	issued	US$	from (£)	to (£)
Vesting of awards under the HSBC Share Plan and HSBC Share Plan 2011 ...........................................................	82,499,933	41,249,967	6.465	7.547

Authority to allot shares

At the Annual General Meeting in 2013, shareholders renewed the general authority for the Directors to allot new shares. The general authority is to allot up to 3,712,800,000 ordinary shares, 15,000,000 non-cumulative preference shares of £0.01 each, 15,000,000 non-cumulative preference shares of US$0.01 each and 15,000,000 non-cumulative preference shares of €0.01 each. Within this, the Directors have authority to allot up to a maximum of 928,200,000 ordinary shares wholly for cash to persons other than existing shareholders.

Other than as described in the table above headed 'Share capital during 2013', the Directors did not allot any shares during 2013.

Treasury shares

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange on 19 December 2005, HSBC Holdings will comply with the applicable law and regulation in the UK in relation to the holding of any shares in treasury and with the conditions of the waiver in connection with any shares it may hold in treasury. No shares are currently held in treasury.

Directors' interests

Pursuant to the requirements of the UK Listing Rules and according to the register of Directors' interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 31 December 2013 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings and its associated corporations:

Directors' interests - shares and loan capital

		At 31 December 2013
	At 1 January 2013	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests1
HSBC Holdings ordinary shares
J D Coombe ..................................	22,387	23,397	-	-	-	23,397
Sir Jonathan Evans .......................	-	1,495	-	-	-	1,495
J Faber ..........................................	-	10,605	-	-	-	10,605
R A Fairhead ................................	21,300	-	-	21,660	-	21,660
D J Flint .......................................	350,488	392,664	-	-	-	392,664
S T Gulliver ..................................	2,730,477	2,553,592	176,885	-	-	2,730,477
W S H Laidlaw ..............................	33,668	33,706	-	-	1,4162	35,122
J P Lipsky3 ...................................	15,000	15,000	-	-	-	15,000
I J Mackay ....................................	118,813	65,130	-	-	-	65,130
Sir Simon Robertson .....................	177,236	9,912	-	-	-	9,912

HSBC Holdings 6.5% Subordinated Notes 2036
	US$	US$	US$	US$	US$	US$

L M L Cha ...................................	300,000	-	-	-	-	-

HSBC Bank 2.875% Notes 2015
	RMBm	RMBm	RMBm	RMBm	RMBm	RMBm

J Faber4 .........................................	5.1	5.1	-	-	-	5.1

HSBC Capital Funding (Euro 2) L.P. 5.3687% Preferred Securities 2014
	€	€	€	€	€	€
R Fassbind .....................................	500,000	-	-	-	-	-

HSBC Capital Funding (Dollar 2) L.P. 4.61% Non-cumulative Step-up Perpetual Preferred Securities
	US$	US$	US$	US$	US$	US$

R Fassbind ....................................	500,000	-	-	-	-	-

1  Executive Directors' other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors' Remuneration Report on page 403. At 31 December 2013, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans were: Douglas Flint - 444,103; Stuart Gulliver - 4,885,384 and Iain Mackay - 678,831. Each Director's total interests represents less than 0.03% of the shares in issue.

2 Non-beneficial.

3  Interest in 3,000 listed American Depositary Shares ('ADS'), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

4 Non-beneficial interest in renminbi (RMB) 1.2m 2.875% Notes 2015.

No Directors held any short position as defined in the Securities and Futures Ordinance of Hong Kong in the shares and loan capital of HSBC Holdings and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associated corporation at the beginning or at the end of the year, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the year. Since the end of the year, the aggregate interests of the following Director has increased by the number of HSBC Holdings ordinary shares shown against his name:

HSBC Holdings ordinary shares
D J Flint (beneficial owner) ...............................................................................................................................	201

1 The acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions.

There have been no other changes in the share and loan capital interests of the Directors from 31 December 2013 to the date of this report. Any subsequent changes up to the last practicable date before the publication of the Notice of Annual General Meeting will be set out in the notes to that notice.

At 31 December 2013, non-executive Directors and senior management (being executive Directors and Group Managing Directors of HSBC Holdings) held, in aggregate, beneficial interests in 14,702,234 HSBC Holdings ordinary shares (0.0781% of the issued ordinary shares).

At 31 December 2013, executive Directors and senior management held, in aggregate, options to subscribe for 224,916 of HSBC Holdings ordinary shares under the HSBC Holdings savings-related share option plans and HSBC Holdings Group Share Option Plan. These options are exercisable between 2013 and 2016 at prices ranging from £3.3116 to £7.2181 per ordinary share.

Dividends and shareholders

Dividends for 2013

First, second and third interim dividends for 2013, each of US$0.10 per ordinary share, were paid on 11 July 2013, 9 October 2013 and 11 December 2013 respectively. Note 10 on the Financial Statements gives more information on the dividends declared in 2013. On 24 February 2014, the Directors declared a fourth interim dividend for 2013 of US$0.19 per ordinary share in lieu of a final dividend, which will be payable on 30 April 2014 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates to be determined on 22 April 2014, with a scrip dividend alternative. As the fourth interim dividend for 2013 was declared after 31 December 2013 it has not been included in the balance sheet of HSBC as a debt. The reserves available for distribution at 31 December 2013 were US$49,339m.

A quarterly dividend of US$15.50 per 6.20% non-cumulative US Dollar Preference Share, Series A ('Series A Dollar Preference Share'), (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A Dollar Preference Share), was paid on 15 March, 17 June, 16 September and 16 December 2013.

Dividends for 2014

Quarterly dividends of US$15.50 per Series A Dollar Preference Share (equivalent to a dividend of US$0.3875 per Series A American Depositary Share, each of which represents one-fortieth of a Series A Dollar Preference Share) and £0.01 per Series A Sterling Preference Share were declared on 7 February 2014 for payment on 17 March 2014.

Communication with shareholders

Communication with shareholders is given high priority. The Board has adopted a shareholder communication policy which is available on www.hsbc.com. Extensive information about our activities is provided to shareholders in the Annual Report and Accounts, the Strategic Report and the Interim Report which are available on www.hsbc.com. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholdings and our business are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting or the informal meeting of shareholders held in Hong Kong to discuss our progress. Shareholders may send enquiries to the Board in writing to the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ or by sending an email to shareholderquestions@hsbc.com.

Shareholders may require the Directors to call a general meeting, other than an annual general meeting as provided by the UK Companies Act 2006. Requests to call a general meeting may be made by members representing at least 5% of the paid-up capital of the Company as carries the right of voting at general meetings of the Company (excluding any paid-up capital held as treasury shares). A request must state the general nature of the business to be dealt with at the meeting and may include the text of a resolution that may properly be moved and is intended to be moved at the meeting. A resolution may properly be moved at a meeting unless it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise); it is defamatory of any person; or it is frivolous or vexatious. A request may be in hard copy form or in electronic form and must be authenticated by the person or persons making it. A request may be made in writing to the postal address referred to in the paragraph above or by sending an email to shareholderquestions@hsbc.com. At any meeting convened on such request no business shall be transacted except that stated by the requisition or proposed by the Board.

Notifiable interests in share capital

At 31 December 2013, we had received the following disclosures (which have not been subsequently changed) of major holdings of voting rights pursuant to the requirements of Rule 5 of the FCA Disclosure Rules and Transparency Rules:

• Legal & General Group Plc gave notice on 10 July 2013 that on 9 July 2013 its holding of HSBC Holdings ordinary shares fell below 3.00% of the total voting rights at that date; and

•     BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56%, 0.0041% and 0.0013%, respectively, of the total voting rights at that date.

At 31 December 2013, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•     JPMorgan Chase & Co. gave notice on 27 December 2013 that on 23 December 2013 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,316,912,627 shares; a short position of 100,981,726 shares; and a lending pool of 874,324,091 shares, each representing 6.99%, 0.53% and 4.64%, respectively, of the ordinary shares in issue at that date; and

•     BlackRock, Inc. gave notice on 8 January 2013 that on 3 January 2013 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,110,172,768 shares and a short position of 35,234,325 shares, each representing 6.00% and 0.19%, respectively, of the ordinary shares in issue at that date.

In compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited at least 25% of the total issued share capital has been held by the public at all times during 2013 and up to the date of this report.

Dealings in HSBC Holdings shares

Except for dealings as intermediaries by HSBC Bank and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither we nor any of our subsidiaries have purchased, sold or redeemed any of our listed securities during the year ended 31 December 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 25 March 2014